                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 6-K
                                   --------



                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                             ASAT Holdings Limited
                             ---------------------
            (Exact name of Registrant as specified in its Charter)


                                  14th Floor
                                138 Texaco Road
                          Tsuen Wan, New Territories
                                   Hong Kong
                   (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X   Form   40-F
                                       -

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No  X
                               -               -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

     This report contains information in connection with a change in the Registrant's certifying accountants, and is being made pursuant to Section 4.8 of the Indenture, dated as of October 29, 1999, by and between ASAT (Finance) LLC, a Delaware limited liability company, ASAT Holdings Limited and its subsidiaries referred to therein as guarantors, and The Chase Manhattan Bank, as trustee.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS

On November 22, 2000, the Board of Directors approved the recommendation by the Audit Committee of the Board of Directors to (i) engage Arthur Andersen & Co. as the independent auditors for ASAT Holdings Limited and (ii) to dismiss Deloitte Touche Tohmatsu as independent auditors.

The reports of Deloitte Touche Tohmatsu on the financial statements of ASAT Holdings Limited for the past two years contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report for the year ended April 30, 1999 contained an explanatory paragraph regarding an uncertainty about ASAT Holdings Limited's ability to continue as a going concern prior to ASAT Holdings Limited having completed a significant recapitalization on October 29, 1999.

During the two fiscal years ended April 30, 1999, and April 30, 2000, and the subsequent interim period ended July 31, 2000, (i) there were no disagreements with Deloitte Touche Tohmatsu on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which if not resolved to its satisfaction would have caused Deloitte Touche Tohmatsu to make reference in its report to the subject matter of the disagreement, and (ii) Deloitte Touche Tohmatsu has not advised the registrant of any reportable events as defined in paragraphs (A) through (D) of Regulation S-K Item 304(a)(1)(v). A letter from Deloitte Touche Tohmatsu is attached as
Exhibit 1.

EXHIBITS

EXHIBIT 1 Letter of Deloitte Touche Tohmatsu regarding change in the certifying accountant

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ASAT Holdings Limited



                              By: /s/ J. Stanley Baumgartner
                                  --------------------------
                                  Name:   J. Stanley Baumgartner
                                  Title:  Chief Financial Officer

Date: November 23, 2000

Deloitte Touche Tohmatsu

November 30, 2000

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C.  20549

Dear Sirs/Madams:

We have read and agree with the comments under the heading "Changes in Registrant's Certifying Accountant" of Form 6-K of ASAT Holdings Limited, which we understand will be filed with the Commission on or about November 30, 2000.


Yours truly,

/s/ Deloitte Touche Tohmatsu
----------------------------


DELOITTE TOUCHE TOHMATSU